EXHIBIT 1

EASTBOURNE CALLS ON AMYLIN EMPLOYEES TO HELP SHAPE THE COMPANY’S FUTURE AND SUPPORT CHANGE TO THE BOARD

Urges Them to Vote the WHITE Proxy Card and Elect All Three of Its Nominees Who Are Committed To Acting In Shareholders’ Best Interests

San Rafael, California – May 22, 2009 – Eastbourne Capital Management, L.L.C. today issued an open letter to the employees of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) urging them to vote Eastbourne’s WHITE proxy card and support change to the 12 member Board of Directors at Amylin’s 2009 Annual Meeting of Shareholders. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares. Eastbourne is also seeking authority to vote for the two nominees proposed by affiliates of Carl Icahn.

The full text of the letter follows:

May 22, 2009

To the Employees of Amylin and Fellow Shareholders:

As you know, there has been a lot of attention and media coverage about Amylin over the last few months regarding the best way to create long-term success for the Company. I wanted to communicate directly with you, as key members of the Amylin community and, in many cases, as our fellow shareholders, to help you understand our point of view regarding Amylin.

We have nominated three skilled individuals for election to the Amylin Board of Directors who, we believe, can add significant value in guiding Amylin’s senior management to forge a path for success and create long-term value. Our three experienced and independent nominees, if elected, are committed to working alongside the other directors to help ensure Amylin realizes its tremendous potential.

As you may know, Eastbourne has been a long-time investor in and a supporter of Amylin, initially investing in the Company in 2005. We became shareholders in the Company because we believe in the significant potential of the product pipeline. Since that time we have gotten to know some of you well and to appreciate more and more the quality and commitment of Amylin’s employees to making that potential a commercial reality for the benefit of all groups “invested” in Amylin’s success – shareholders, employees and diabetes patients. We have not lost faith in the employees or products of Amylin but, as we have repeated publicly, we have lost our confidence in Amylin’s leadership. Indeed, several of your current directors own absolutely no shares at all in the Company. You should also know that, as a group, the directors nominated for election by Amylin own very few shares. Unlike you, given this low level of share ownership, they bear little, if any, personal risk should Amylin fail as a commercial enterprise.

As we’re certain you also know, while under the leadership of Amylin’s current Board, Amylin’s shares have fallen over 75%. This is despite having two highly regarded and commercially viable diabetes drugs on the market. It is our firm belief that this loss is largely attributable to the current leadership’s failure to execute a consistent or successful commercial strategy. Working at Amylin,

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you are all likely very aware that the Company has changed its commercial strategy multiple times in the last year. This kind of flip flopping on important strategy decisions is extremely disconcerting to shareholders, as we expect it must also be to you.

We are confident that the issues facing the Company can be successfully addressed – with new leadership and a fresh perspective. This is a critical time for Amylin. A timely and effective launch of Exenatide Once-Weekly can give Amylin a head start over potential competition and represents Amylin’s best chance for commercial success. Shareholders and employees alike cannot risk a failure to commercialize Exenatide Once-Weekly successfully.

Your current Chairman, Joe Cook, once said, “the reward for doing it well is the privilege to do it again.” Our conclusion is that, unfortunately for Amylin’s employees and shareholders, the current Board, Joe included, has not earned that reward. Perhaps Ted Greene, Amylin’s founder and former board member, summarized it best when he explained recently why he is voting for all of the nominees proposed by Eastbourne. He said “Amylin is a great company with great technology and great employees. But, our board – myself included – using our best judgments at the time went down the wrong path for launching us into the commercial arena. In recognition of this, I think shareholders would be well served by supporting new members on our board.” We agree whole-heartedly with Ted’s sentiments.

This is why we are asking that you support us in electing new directors to the 12 member Board of Amylin at the 2009 Annual Meeting of Shareholders to be held on May 27, 2009.

Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood (please see their full biographies at the end of this letter). We are also seeking your authority to vote for the two nominees proposed by affiliates of Carl Icahn.

Eastbourne’s three nominees will, if elected, comprise only a minority of the Board, even if taken together with the two nominees of Carl Icahn. Despite what you may have heard, we are not seeking their election in order to promote a sale of the company quickly or cheaply. Rather, we expect them to come to the Board without preconceived notions, prepared to assess and pursue the best means for the commercialization of Amylin’s products and to evaluate the strategic opportunities available to Amylin that can maximize shareholder value. They will be very interested in your input too.

You should know that we are also seeking authority to vote for seven of the twelve individuals nominated by the incumbent Board. We are not seeking authority to vote, and will not vote any White proxy cards, for Joseph C. Cook, Jr., James N. Wilson, Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

I understand that this type of election and media coverage can be a distraction. But the election of directors is incredibly important to a company and its future success. If you are also shareholders, you have the ability to help shape Amylin’s future – in a sense, your future. To do so, we ask you to vote on the WHITE proxy card you receive and elect all of the Eastbourne nominees - Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood.

To view our solicitation materials, please visit www.viewourmaterial.com/eastbourne-amylin. For assistance in voting your shares or if you have questions, please contact MacKenzie Partners, Inc. by

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telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com.

Sincerely,

/s/

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

Eastbourne’s three director nominees are:

M. Kathleen Behrens

M. Kathleen Behrens, Ph.D. (age 56) established a career in the financial services industry from 1983-1996 with Robertson Stephens & Co., where she became a general partner and managing director working as a securities analyst and venture investor focusing on life sciences investments. For the past six years, since January 2003, Dr. Behrens has served as a consultant for RS Investments, where she had been managing director from 1996 to 2002, responsible for managing venture capital funds. Dr. Behrens currently serves as a member of the board of directors of AVI BioPharma, Inc., a leading RNA therapeutics company focused on the discovery and development of RNA–based drugs. Dr. Behrens was first appointed as a director of AVI on March 31, 2009. Dr. Behrens was nominated for appointment as an AVI director by Eastbourne Capital pursuant to an agreement between AVI and Eastbourne Capital in connection with Eastbourne’s participation in a financing by AVI in January 2009. Eastbourne is currently the beneficial owner of approximately 8.3% of the common stock of AVI. In addition Dr. Behrens has also held multiple other directorships in the last five years, including at Abgenix, Inc. where she was a director from 1999 until its acquisition by Amgen in April of 2006 and where she served as a Member of the Audit Committee from 2001 until April 2006 and chair of that Committee from 2002 to 2006. Dr. Behrens was also a Member of Abgenix’s Nominating and Governance Committee from 2002 to 2006 and a member of the Compensation Committee in 2002 and 2003. In addition Dr. Behrens was a director of Protein Design Labs, Inc. from 1986 to 1992, of Cell Genesys, Inc. from 1990 to 1996, of InSite Vision, Inc. from 1990 to 1995 and of COR Therapeutics, Inc. from 1988 to 1995. From 2001 until January 2009 Dr. Behrens served as a member of the President’s Council of Advisors on Science and Technology (PCAST), where she was Chair of PCAST’s Subcommittee on Personalized Medicine. From 1997 to 2005, Dr. Behrens was also a director of the Board on Science, Technology and Economic Policy for the National Research Council and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. Prior to that time, from 1993 to 2000, Dr. Behrens was the director of the National Venture Capital Association, also serving as President, Chair and Past Chair. Dr. Behrens holds a Ph.D. in Microbiology from the University of California, Davis, where she performed genetic research for six years.

Charles M. Fleischman

Charles M. Fleischman (age 50) held multiple positions at Digene Corporation from 1990 to 2006, including President, Chief Financial Officer, Chief Operating Officer, and Director. Digene, acquired by Qiagen N.V. in 2007 for $1.6 billion, was a biotechnology medical device company that developed, manufactured and commercialized molecular diagnostic tests for human infectious diseases and cancers. During his tenure at Digene, Mr. Fleischman was responsible for all aspects of creating, building and managing growth including developing commercialization strategies in the U.S. and abroad, raising private capital pre-IPO, executing the company’s IPO and subsequent offerings, and

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managing manufacturing, operations, finance, regulatory affairs and quality systems. Prior to Digene, from 1987 to 1990, Mr. Fleischman was an Associate Director at investment firm Furman Selz LLC (now part of ING Group) focused on public and private company equity and debt financings, and mergers and acquisitions advisory work. Prior thereto, he co-founded ICAP, now the world’s premier voice and electronic interdealer broker. Mr. Fleischman is currently a Director of Dako A/S, a global leader in tissue-based cancer diagnostics. He is also a member of the National Advisory Council, Johns Hopkins University School of Education, and a Director of the Institute for Health Technology Studies (InHealth). Mr. Fleischman graduated from Harvard College and obtained his MBA from The Wharton School, University of Pennsylvania.

Jay Sherwood

Jay Sherwood (age 40) is a Managing Director of Eastbourne, a position he has held since 2005. From 1995 to 2005, Mr. Sherwood was a Managing Director at Robertson Stephens Investment Management and subsequently RS Investments, where he was a securities analyst and co-portfolio manager of two mutual funds. From 1993 through 1995, Mr. Sherwood was a staff accountant and senior auditor for Deloitte and Touche and during that time also obtained his CPA. Mr. Sherwood obtained his B.A. in Economics and Business from The University of California, Los Angeles.

Eastbourne urges fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin and acting in the best interests of all shareholders. The WHITE proxy card will allow stockholders to vote for all Eastbourne nominees and will have the effect of voting for the two Icahn nominees as well as the seven management nominees described thereon.

Eastbourne is not seeking authority to vote, and will not vote any WHITE proxy cards, for the following incumbent directors nominated by the Board of Amylin: Joseph C. Cook, Jr., former CEO and Amylin’s long-reigning chairman, James N. Wilson, the “lead independent director,” as well as Steven R. Altman, James R. Gavin III and Joseph P. Sullivan.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500

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